Q77(h) (Change in Control)

Virtus Mid-Cap Core Fund (Series 18):
National Financial Services, LLC ("National Financial"), on behalf of its customers, acquired control on or about April 30, 2015 due to a series of purchases. As of the end of the period, National Financial owned approximately 25.64% of the shares (as measured in assets).